Exhibit 2.3

EXECUTION VERSION

AMENDMENT NO. 2 TO STOCK PURCHASE AGREEMENT

AMENDMENT NO. 2 dated as of November 25, 2015 (this “Amendment”) to the Stock Purchase Agreement dated as of September 2, 2015, as amended by Amendment No. 1 dated as October 27, 2015 (the “Agreement”), among UCB S.A., a limited liability company organized under the laws of Belgium, UCB Manufacturing, Inc., a Delaware corporation, and Lannett Company, Inc., a Delaware corporation. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the Agreement.

WHEREAS, in accordance with Section 11.14 of the Agreement, the parties wish to amend certain provisions of the Agreement as described herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the parties hereby agree as follows:

1.                                      Amendments.

(a)                                 Section 1.01 of the Agreement is hereby amended and restated in its entirety as follows:

“SECTION 1.01                          Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement, at the Closing, UMI shall (and UCB shall cause UMI to) sell, transfer, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from UMI, the Transferred Share, in each case free and clear of all Liens (other than transfer restrictions arising under applicable securities Laws), in exchange for (a) the payment of an amount in cash (such amount, the “Estimated Purchase Price”) equal to (i) $1,030,000,000 (the “Cash Consideration”), plus (ii) Estimated Closing Working Capital, minus (iii) $230,000,000 (“Target Working Capital”), payable as set forth in Section 2.02(b) hereof and subject to adjustment as set forth in Section 2.03 hereof, (b) the issuance of 12% Senior Notes due 2023 in the aggregate principal amount of $200,000,000 (the “Seller Notes”) pursuant to the Note Purchase Agreement in the form attached hereto as Exhibit C (the “Note Purchase Agreement”), and (c) the issuance of a warrant to purchase shares of common stock, par value $0.001 per share, of Purchaser (“Purchaser Common Stock”) in the form attached hereto as Exhibit D (the “Warrant”).  The purchase and sale of the Transferred Share are referred to in this Agreement as the “Acquisition”.”

(b)                                 Section 1.03(a)(iii) of the Agreement is hereby amended and restated in its entirety as follows:

“(iii)                         “Contingent Payment Period” means each of the following periods, each of which shall be a separate Contingent Payment Period: (A) the period commencing on January 1, 2016 and ending on December 31, 2016; (B) the period commencing on January 1, 2017 and ending on December 31, 2017; (C) the period commencing on January 1, 2018 and ending on December 31, 2018; (D) the period commencing on January 1, 2019 and ending on December 31, 2019 and (E) the period commencing on January 1, 2020 and ending on September 30, 2020; provided that, notwithstanding the foregoing, if the FDA Milestone occurs after January 1, 2016, the first Contingent Payment Period shall begin on the Commencement Date and the foregoing definition shall be deemed accordingly modified (for example, if the Commencement Date were June 1, 2016, clause (A) would be deemed to provide that the period shall commence on June 1, 2016 and end on December 31, 2016, and clauses (B) through (E) would remain the same; or, if the Commencement Date were June 1, 2017, clause (A) would be deemed deleted, clause (B) would be deemed to provide that the period shall commence on June 1, 2017 and end on December 31, 2017 and clauses (C) through (E) would remain the same); provided, further, that in no event shall the Contingent Payment Period extend beyond September 30, 2020; provided, further, that if the FDA Milestone does not occur prior to September 30, 2020, there shall be no Contingent Payment Period or Contingent Payment due. For the avoidance of doubt, negative Gross Profit during any Contingent Payment Period shall not affect Gross Profit for any other Contingent Payment Period.”

(c)                                  Section 1.03(a)(x) of the Agreement is hereby amended and restated in its entirety as follows:

“(x)                           “Threshold Sales” means, with respect to any Contingent Payment Period, the first $85 million of Net Sales during such period; provided, if the first Contingent Payment Period is less than 365 days, the Threshold Sales for such Contingent Payment Period will equal the product of $85 million and the fraction, the numerator of which shall equal the number of days in such Contingent Payment Period, and the denominator of which shall equal 365.”

(d)                                 Section 1.03(e)(iii) of the Agreement is hereby amended and restated in its entirety as follows:

“(iii)                         Purchaser shall not, and shall cause its affiliates (including, after the Closing, the Transferred Subsidiary) not to, from and after the Closing until September 30, 2020, discontinue the marketing, distribution or sale of the Methylphenidate Product without the prior written consent of UCB (not to be unreasonably withheld, conditioned or delayed), except UCB’s consent shall not be required to the extent such discontinuation (A) is required in writing by the FDA, provided that Purchaser shall have exhausted all available formal dispute resolution processes within the

FDA with respect to such requirement and challenged any FDA Proceedings to seek withdrawal, (B) results from Purchaser’s good faith determination, based on information of which Purchaser becomes aware following the date hereof, that there is a material safety issue with respect to the Methylphenidate Product, or (C) results from Purchaser’s good faith determination, based on information of which Purchaser becomes aware following the date hereof, that such discontinuation is necessary to ensure compliance with applicable legal requirements, provided that prior to making the determination in clause (B) or (C) or discontinuing the marketing, distribution or sale of the Methylphenidate Product, Purchaser shall have first consulted in good faith with (and given reasonable consideration to any comments and views provided by) UCB.”

(e)                                  Article I of the Agreement is hereby amended by adding the following at the end thereof:

“SECTION 1.04                                [***]”

(f)                                   Section 2.02(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(a)                           At the Closing, the Seller Parties shall (as applicable) deliver or cause to be delivered to Purchaser (i) a certificate representing the Transferred Share, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed, (ii) a duly executed counterpart to the Transitional Services Agreement substantially in the form attached hereto as Exhibit A (the “Transitional Services Agreement”), (iii) such documents as Purchaser may reasonably request relating to the existence of the Seller Parties and the Transferred Subsidiary and the authority of each Seller Party for this Agreement and any Ancillary Agreement to which it is a party (it being understood that the documents referred to in clause (iii) shall not require any of the Seller Parties to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement), (iv) a statement, meeting the requirements of Treasury Regulations Section 1.1445-2(b), to the effect that UMI is not a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations thereunder, (v) a duly executed counterpart to the Note Purchase Agreement and (vi) a duly executed counterpart to the Registration Rights Agreement in the form attached hereto as Exhibit E (the “Registration Rights Agreement”).”

(g)                                  Section 2.02(b) of the Agreement is hereby amended and restated in its entirety as follows:

“(b)                           At the Closing, Purchaser shall deliver or cause to be delivered to the Seller Parties (i) payment, by wire transfer of immediately available funds to one or more accounts designated in writing by UCB (such designation to be made at least two Business Days prior to the Closing Date), of the Estimated Purchase Price, (ii) a duly executed counterpart to the Transitional Services Agreement, (iii) such documents as UCB may reasonably request relating to the existence of Purchaser and the authority of Purchaser for this Agreement and any Ancillary Agreement to which it is a party (it being understood that the documents referred to in clause (iii) shall not require Purchaser to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement), (iv) a duly executed counterpart to the Note Purchase Agreement, (v) the Warrant, duly executed by Purchaser and (vi) a duly executed counterpart to the Registration Rights Agreement.”

(h)                                 Article IV of the Agreement is hereby amended by adding the following at the end thereof:

“SECTION 4.10.                             Capitalization.  Purchaser has 100,000,000 authorized shares of Purchaser Common Stock.  As of November 1, 2015, 37,061,973 shares of Purchaser Common Stock were issued and outstanding, 534,430 shares of Purchaser Common Stock were held in treasury, 3,032,302 shares of Purchaser Common Stock were reserved for issuance pursuant to the share-based employee compensation plans of Purchaser described in the Purchaser SEC Documents (the “Purchaser Incentive Plans”), and there were no other shares of capital stock or other interests of any type or class of Purchaser authorized, issued, reserved or outstanding.  All of the outstanding shares of Purchaser Common Stock are, and all of the shares of Purchaser Common Stock reserved for issuance as described in the preceding sentence shall be, when issued in accordance with the respective terms thereof, validly issued and fully paid and non-assessable.  Except as described in this Section 4.10, and other than this Agreement, the Warrant and the Purchaser Incentive Plans (and the equity awards issued thereunder), there are no options, warrants, securities or instruments convertible into or exchangeable for, or other rights, agreements, arrangements or commitments relating to, or obligating Purchaser or any of its affiliates to issue or sell any shares of, the capital stock of, or any other interest in, the Purchaser.

SECTION 4.11.                                   Purchaser Reports and Financial Statements.

(a)                                 From January 1, 2012 through November 25, 2015, Purchaser has filed or furnished all forms, documents and reports with the Securities and Exchange Commission (the “SEC”) (such forms, documents and reports, the “Purchaser SEC Documents”) required to be filed or furnished during such period by it with the SEC. As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Purchaser SEC Documents complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                                 The consolidated financial statements (including all related notes and schedules) of Purchaser included in the Purchaser SEC Documents (the “Purchaser Financial Statements”) when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case, in effect at the time of such filing, and were prepared in accordance with GAAP and on that basis fairly present, in all material respects, the consolidated financial position and results of operations and cash flows of Purchaser and its consolidated subsidiaries as of the dates thereof and for the periods indicated, except for, in the case of unaudited financial statements, normal, recurring year-end audit adjustments, which are not expected to be material individually or in the aggregate, and the absence of footnotes.

(c)                                  Purchaser has established and maintains a system of internal accounting controls with respect to its business believed to provide reasonable assurances that, in all material respects, (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary (A) to permit the preparation of financial statements in conformity with GAAP and (B) to maintain accountability for items, and (iii) recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

SECTION 4.12.                                   No Required Vote.  No vote of the holders of securities of Purchaser is required for Purchaser to consummate the transactions contemplated by this Agreement.

“SECTION 4.13.                             [***]”

(i)                                     Section 5.13(a)(ii) of the Agreement is hereby amended by adding the following sentence at the end thereof:

“A complete and correct copy of the executed Credit and Guaranty Agreement dated as of the Closing Date among Purchaser, as borrower, certain subsidiaries of Purchaser, as guarantors, the lenders party thereto from time to time, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the other parties thereto (the “Definitive Credit Agreement”) has been provided to UCB prior to or simultaneously with the execution and delivery of this Amendment.  For so long as UCB or its affiliates hold any Seller Note, Purchaser shall not permit Section 6.8(a)(1) of the Definitive Credit Agreement to be modified or amended in any manner that is adverse in any respect to UCB or its affiliates without the prior written consent of UCB.”

(j)                                    Section 5.25 of the Agreement is hereby amended and restated in its entirety as follows:

“SECTION 5.25           [***]”

(k)                                 Clause (i) of Section 7.03(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(i)  The representations and warranties of Purchaser set forth in Section 4.01 hereof (Organization), Section 4.02 hereof (Authority; Execution and Delivery; Enforceability), Section 4.08 hereof (Brokers and Finders) and Section 4.10 (Capitalization) (collectively, the “Purchaser Specified Representations”) shall be true and correct (without giving effect to any “materiality” or “Purchaser Material Adverse Effect” qualifiers contained therein) in all material respects at the Closing as though made as of the Closing (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such particular date); and”

(l)                                     Section 7.03 of the Agreement is hereby amended by adding the following as new clauses (d) and (e) thereof:

“(d)                           Seller Notes.  The issuance of the Seller Notes and the other transactions contemplated by the Note Purchase Agreement shall have been consummated, or substantially simultaneously with the Closing, shall be consummated.

(e)                                  Opinion.  The Seller Parties shall have received a written opinion dated as of the Closing Date from Fox Rothschild LLP, as counsel for Purchaser, with respect to the Warrant and the shares of Purchaser Common Stock subject thereto, in form and substance satisfactory to UCB.”

(m)                             Section 9.07 of the Agreement is hereby amended and restated in its entirety as follows:

“SECTION 9.07.                                   Tax Treatment of Indemnification.  For all Tax purposes, Purchaser and the Seller Parties agree to treat any indemnity payment under this Agreement as an adjustment to the consideration hereunder unless a final determination of a Taxing Authority (which shall include the execution of an IRS Form 870-AD or successor form) provides otherwise.”

(n)                                 The first two sentences of Section 10.01(e) of the Agreement are hereby amended and restated in their entirety as follows:

“The parties agree that the consideration hereunder (including the agreed value of the Warrant) and the liabilities of the Transferred Subsidiary and KI (to the extent properly taken into account pursuant to Section 338(h)(10) of the Code) will be allocated among the assets of the Transferred Subsidiary and KI in a manner consistent with Section 338(h)(10) of the Code and the regulations promulgated thereunder.  Purchaser will complete a draft schedule (the “Allocation Statement”) allocating the consideration hereunder (including the agreed value of the Warrant) and the assumed liabilities to the assets of the Transferred Subsidiary and KI and provide a copy to UCB no later than six months after the Closing Date.  For purposes of the Allocation Statement, the parties agree that the Warrant shall have a value determined in accordance with the methodology set forth in Schedule B hereto.”

(o)                                 The Index of Defined Terms is hereby amended by inserting the following terms in the proper alphabetical order:

“Definitive Credit Agreement”

“Exchange Act”

“Note Purchase Agreement”

“[***]”

“[***]”

“Purchaser Common Stock”

“Purchaser Financial Statements”

“Purchaser Incentive Plans”

“Purchaser SEC Documents”

“Registration Rights Agreement”

“SEC”

“Seller Notes”

“[***]”

“Warrant”

2.                                      Release and Covenant Not to Sue.

(a)                                 Effective immediately upon the effectiveness of this Amendment, Purchaser, on behalf of itself, its direct and indirect affiliates, parents, shareholders, owners and subsidiaries, and all of their respective present, former and future predecessors, successors, officers, directors, partners, principals, employees, attorneys, insurers, administrators, representatives, affiliates, parents, shareholders, owners, subsidiaries, agents and assigns (collectively, the “Purchaser Releasing Parties”), hereby irrevocably and unconditionally, fully, finally and forever waives, releases, acquits and discharges, the Seller Parties, their respective direct and indirect affiliates, parents, shareholders, owners and subsidiaries, and all of their respective present, former and future predecessors, successors, officers, directors, partners, principals, employees, attorneys, insurers, administrators, representatives, affiliates, parents, shareholders, owners, subsidiaries, agents and assigns (collectively, the “Seller Released Parties”), from any and all claims, causes of action, defenses, agreements, demands, rights, liabilities, and obligations of any kind or nature whatsoever, whether in law or in equity, whether for damages or other type of relief, whether asserted or unasserted, whether known or unknown, whether accrued or unaccrued, whether realized or unrealized, whether contingent or absolute, whether disclosed or undisclosed, which the Seller Releasing Parties have or may have or claim to have, now or in the future, from the beginning of the world to and including the date of this Amendment, arising out of any facts, acts, omissions, occurrences, events or circumstances relating to [***] (the “Purchaser Released Claims”), including but not limited to (and solely to the extent arising from or relating to a Purchaser Released Claim) (i) any claim, defense, or contention that UCB or UMI has breached or will breach any covenant, representation or warranty, or any other obligation in the Agreement, (ii) that a Material Adverse Event has occurred or will occur, (iii) that Purchaser is or will be entitled to terminate or rescind the Agreement, (iv) that Purchaser is not or will not be, or was not, obligated to close the Agreement, (v) that any Purchaser Indemnitee is entitled to indemnification under Article IX of the Agreement or (vi) any claim, defense, or contention that the Transferred Subsidiary has breached, prematurely terminated or repudiated any Contract with, or otherwise improperly acted or failed to act with respect to, [***] or any of their respective affiliates.  The parties hereto acknowledge that they may discover facts in addition to or different from those now known or believed to be true with respect to this release, but that it is the intention of the parties hereto to completely, fully, finally and forever extinguish any and all claims, agreements, demands, rights, liabilities and obligations released in this Amendment, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Notwithstanding the foregoing, the release contained in this paragraph (a) shall not apply to the extent of (i) any intentional fraud committed by the Transferred Subsidiary against [***] during the six-month period preceding the date of this Amendment to the extent such intentional fraud caused the loss of [***] as a customer of the Transferred Subsidiary or (ii) liability of the Transferred Subsidiary to [***] arising prior to the Closing based on any actual breach or repudiation by the Transferred Subsidiary of any Contract between it and [***] including as set forth in the letter dated October 20, 2015 from [***] to the Transferred Subsidiary (it being understood that the exception in this clause (ii) does not pertain to the loss of [***] or any of their respective affiliates as a customer of the Transferred Subsidiary and is not intended to preserve any claim as to any diminution in value of the Transferred Subsidiary arising out of any matter).  References in this paragraph (a) to affiliates of [***] are deemed not to include [***].

(b)                                 Effective immediately upon the effectiveness of this Amendment, Seller, on behalf of itself, its direct and indirect affiliates, parents, shareholders, owners and subsidiaries, and all of their respective present, former and future predecessors, successors, officers, directors, partners, principals, employees, attorneys, insurers, administrators, representatives, affiliates, parents, shareholders, owners, subsidiaries, agents and assigns (collectively, the “Seller Releasing Parties”), hereby irrevocably and unconditionally, fully, finally and forever waives, releases, acquits and discharges, the Purchaser Parties, their respective direct and indirect affiliates, parents, shareholders, owners and subsidiaries, and all of their respective present, former and future predecessors, successors, officers, directors, partners, principals, employees, attorneys, insurers, administrators, representatives, affiliates, parents, shareholders, owners, subsidiaries, agents and assigns (collectively, the “Purchaser Released Parties”), from any and all claims, causes of action, defenses, agreements, demands, rights, liabilities, and obligations of any kind or nature whatsoever, whether in law or in equity, whether for damages or other type of relief, whether asserted or unasserted, whether known or unknown, whether accrued or unaccrued, whether realized or unrealized, whether contingent or absolute, whether disclosed or undisclosed, which the Seller Releasing Parties have or may have or claim to have, now or in the future, from the beginning of the world to and including the date of this Amendment, arising out of any facts, acts, omissions, occurrences, events or circumstances relating to [***] (the “Seller Released Claims”), including but not limited to (and solely to the extent arising from or relating to a Seller Released Claim) (i) any claim, defense, or contention that the Purchaser has breached any covenant, representation or warranty, or any other obligation in the Agreement, (ii) that a Purchaser Material Adverse Event has occurred or will occur, (iii) that Seller is or will be entitled to terminate or rescind the Agreement, (iv) that Seller is not or will not be, or was not, obligated to close the Agreement, (v) that any Seller Indemnitee is entitled to indemnification under Article IX of the Agreement or (vi) any claim, defense, or contention that the Purchaser improperly acted or failed to act with respect to the closing of the Acquisition.

(c)                                  Purchaser covenants, on behalf of itself and the Purchaser Releasing Parties, not to assert or bring any of the Purchaser Released Claims against any Seller Released Party before any court, arbitrator or other tribunal in any jurisdiction, whether as a claim, a cross-claim or counterclaim. Any Seller Released Party may plead this Amendment as a complete bar to any Purchaser Releasing Party bringing a Purchaser Released Claim in derogation of such Purchaser Releasing Party’s covenant not to sue.

(d)                                 Seller covenants, on behalf of itself and the Seller Releasing Parties, not to assert or bring any of the Seller Released Claims against any Purchaser Released Party before any court, arbitrator or other tribunal in any jurisdiction, whether as a claim, a cross-claim or counterclaim. Any Purchaser Released Party may plead this Amendment as a complete bar to any Seller Releasing Party bringing a Seller Released Claim in derogation of such Seller Releasing Party’s covenant not to sue.

3.                                      Effect of Amendment. The effectiveness of this Amendment is conditioned upon the Closing occurring simultaneously with the execution and delivery of this Amendment.  In the event that the Closing does not occur for any reason simultaneously with the execution and delivery of this Amendment, then this Amendment shall forthwith become null and void and of no further force and effect. This Amendment shall not constitute an amendment or waiver of any provision of the Agreement not expressly amended or waived herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent except as expressly stated herein. The Agreement, as amended by this Amendment, is and shall continue to be in full force and effect and is in all respects ratified and confirmed hereby.

4.                                      References to the Stock Purchase Agreement. After giving effect to this Amendment, unless the context otherwise requires, each reference in the Agreement to “this Agreement”, “hereof”, “hereunder”, “herein”, or words of like import referring to the Agreement shall refer to the Agreement as amended by this Amendment and each Exhibit or Schedule attached to this Amendment shall be deemed to be the corresponding Exhibit or Schedule as attached to the Agreement, provided that references in the Agreement to “as of the date hereof” or “as of the date of this Agreement” or words of like import shall continue to refer to September 2, 2015.

5.                                      Governing Law. This Amendment, the negotiation, execution or performance hereof, and any disputes, claims or causes of action arising under or related hereto (whether at law or in equity, or for breach of contract, tortious conduct or otherwise) shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules on conflicts of law to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

6.                                      Other Miscellaneous Terms. The provisions of Section 11.07 (Counterparts) and Section 11.16 (Joint Drafting) of the Agreement shall apply to this Amendment mutatis mutandis as if set forth herein.

7.                                      Registration Rights Agreement.  The parties hereby agree that the Persons listed on Schedule C hereto constitute “Existing Registration Rights Holders” for purposes of the Registration Rights Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Seller Parties and Purchaser have duly executed this Agreement as of the date first written above.

UCB S.A.

By:	/s/ Douglas Gingerella
Name:	Douglas Gingerella
Title:	Senior Vice President – Mergers and Acquisitions and Global Internal Audit

By:	/s/ Fabrice Enderlin
Name:	Fabrice Enderlin
Title:	Executive Vice President – Talent and Company Reputation

UCB MANUFACTURING, INC.

By:	/s/ Stephanie Preston
Name:	Stephanie Preston
Title:	Assistant Treasurer

LANNETT COMPANY, INC.

By:	/s/ Arthur P. Bedrosian
Name:	Arthur P. Bedrosian
Title:	Chief Executive Officer

[Signature Page to Amendment No. 2 to Stock Purchase Agreement]

EXHIBIT D

Form of Warrant Agreement

[See attached]

EXHIBIT E
Form of Registration Rights Agreement

[See attached]